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07022107

March 19, 2007

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, D.C. 20549
United States of America

File No. 82-34771

Attention: Filing Desk

Re: Disclosure Materials Provided on Behalf of Crédit Agricole S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-34771**. These documents are being provided to you on behalf of Crédit Agricole S.A. pursuant to its obligations under Rule 12g3-2(b)(1)(iii).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Andrew Bernstein

Enclosures

cc: Monika Sachet, Jean-Michel Daunizeau, Crédit Agricole S.A.
Andrew Bernstein, Cleary, Gottlieb, Steen & Hamilton (no enclosures)

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH FEBRUARY 28, 2007

1. FINANCIAL ANNOUNCEMENTS IN THE BULLETIN OF LEGAL ANNOUNCEMENTS (the "BALO")

   1.1 Summary of assets and liabilities as at December 31, 2006, published on February 9, 2007.

   1.2 Publication relating to the issuance of €562,000,000 in subordinated debt, published on February 2, 2007.

   1.3 Publication relating to the issuance of €489,000,000 in subordinated debt, published on February 12, 2007.

2. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

   2.1 Materials relating to the EUR 40,000,000,000 Euro Medium Term Note Programme.

   A. Final Terms relating to the issuance of EUR 150,000,000 Floating Rate Notes due February 2009, dated February 14, 2007.

   B. Final Terms relating to the issuance of EUR 85,000,000 Floating Rate Notes due February 2009, dated February 14, 2007.

   C. Final Terms relating to the issuance of EUR 240,000,000 Floating Rate Notes due August 2008, dated February 19, 2007.

   D. Final Terms relating to the issuance of JPY 19,650,000,000 0.01 per cent. Notes due February 23, 2009, dated February 20, 2007.

   E. Final Terms relating to the issuance of EUR 100,000,000 Floating Rate Notes due August 2008, dated February 23, 2007.

   F. Final Terms relating to the issuance of EUR 100,000,000 Floating Rate Notes due August 2008, dated February 23, 2007, amended and restated on February 28, 2007 to correct an error in the definition of the Interest Determination Date.

   G. Final Terms relating to the issuance of EUR 300,000,000 Floating Rate Notes due September 2008, dated February 27, 2007.

3. OTHER PUBLIC DISCLOSURE

   3.1 Press releases through February 28, 2007.

3.2 Declarations by Crédit Agricole listing transactions in its own shares:

A. Declaration regarding transactions between January 4 and January 11, 2006, registered with the AMF on February 8, 2007.

Exhibit 1.1

Summary of assets and liabilities as at December 31, 2006,
Published in the BALO on February 9, 2007

Please see attached English-language translation.

Exhibit 1.1

English translation from French

Crédit Agricole S.A. BALO Notice published February 9, 2007,

CREDIT AGRICOLE S.A.

A French *société anonyme* with capital of €4,491,966,903.
Registered office: 91-93, boulevard Pasteur, 75015 Paris.
Registry of Commerce and Companies: 784 608 416 Paris – APE: 651 D.
Siret: 784 608 416 00011

Financial Position as at December 31, 2006.
(€ thousands)

Assets	Amount
Cash, due from central banks and French postal system	1 151 780
Treasury bills and similar items	3 726 181
Due from banks	50 035 747
Crédit Agricole internal transactions	209 233 333
Customer-related items	1 427 545
Bonds and other fixed-income securities	22 434 243
Shares and other variable-income securities	4 135 674
Investments and other long-term securities	11 624 815
Investments in non-consolidated affiliates	43 241 313
Intangible assets, bank premises and equipment	186 333
Other assets	12 682 245
Sundry accounts and prepaid expenses	11 948 923
Total assets	371 828 132

Liabilities and shareholders' equity	Amount
Due to central banks and current accounts with French postal system	2 951
Due to banks	39 513 672
Crédit Agricole internal transactions	18 141 219
Customer-related transactions	167 538 381
Debts represented by a security	76 533 113
Other liabilities	6 490 935
Sundry accounts and unearned income	16 302 974
General risks and liabilities reserves	1 616 626
Subordinated debt and equity loans	23 964 182
Fund for general banking risks (FGBR)	734 066
Shareholders' equity (excl. FGBR)	20 990 013
Share capital	4 491 967
Additional paid-in capital	12 583 784
Reserves	2 737 753
Regulated provisions and investment grants	842
Retained earnings	1 175 667
Total liabilities and shareholders' equity	371 828 132

Off-balance sheet items	Amount
Guarantees and commitments given	18 610 551
Financing commitments given	3 988 188
Guarantees given	14 622 363
Commitments on securities	0
Guarantees and commitments received	5 000 672
Financing commitments received	4 343 992
Guarantees received	656 680
Commitments on securities	0

Cumulative Financial Position of the 41 Crédit Agricole regional banks
(€ thousands)

Assets	Amount
Cash, due from central banks and French postal system	4 388 086
Treasury bills and similar items	347 380
Due from banks	1 960 130
Crédit Agricole internal transactions	21 480 727
Due from customers	290 392 885
Bonds and other fixed-income securities	7 288 349
Shares and other variable-income securities	13 535 489
Investments and other long-term securities	15 046 944
Investments in non-consolidated affiliates	1 061 419
Intangible assets, bank premises and equipment	2 835 039
Other assets	2 087 779
Sundry accounts and prepaid expenses	6 396 100
Total assets	366 820 327

Liabilities and shareholders' equity	Amount
Due to central banks and current accounts with French postal system	1 015
Due to banks	950 129
Crédit Agricole internal transactions	210 124 592
Customer-related items	82 452 911
Debts represented by a security	20 674 454
Other liabilities	2 717 799
Sundry accounts and unearned income	7 363 446
General risks and liabilities reserves	4 023 443
Mutual security deposits	3 127
Subordinated debt and equity loans	3 719 900
Fund for general banking risks (FGBR)	1 100 523
Shareholders' equity (excl. FGBR)	33 688 988
Share capital	4 058 565
Additional paid-in capital	9 348 431
Reserves	20 413 053
Regulated provisions and investment grants	16 415
Retained earnings	- 147 476
Total liabilities and shareholders' equity	366 820 327

Off-balance sheet items	
Guarantees and commitments given	62 281 308
Financing commitments given	53 194 701
Guarantees given	8 922 470
Commitments on securities	164 137
Guarantees and commitments received	60 009 308
Financing commitments received	1 690 308
Guarantees received	58 144 569
Commitments on securities	174 500

Exhibit 1.2

Publications relating to the issuance of €562 million in subordinated debt

Published in the BALO on February 2, 2007

Please see the attached English-language summary.

Exhibit 1.2

English summary from French

Crédit Agricole S.A. BALO Notice published February 2, 2007

This notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term (TSDI). This notice states that as of December 31, 2006, the total of previously issued outstanding debt amounted to €15,005,753,019, to €8,505,813,692 for redeemable subordinated debt (TSR) and to €4,216,550,000 for subordinated debt with no fixed term (TSDI).

The notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term. The notice describes the Board of Directors' decision, at their meeting of May 16, 2006, to proceed with the issuance in France or abroad of bonds or warrants, subordinated or not, reimbursable at a fixed term or, at the latest, at the time of the dissolution of the company, supported or not by bonds and indexed or not to any type of index or security.

The notice announces that head of the asset/liability management and financial relations division, having already exercised this right to the amount of €15,530,142,829, has decided to issue subordinated debt with no fixed term in a maximum amount of €562,000,000.

After describing the administrative procedure by which this issuance will occur, the notice announces that the securities will pay interest at a nominal rate of 4.40%. Interest will be payable quarterly, at the annual rate divided by 4. The first interest period will be payable as of May 26, 2007 and the last as of February 26, 2018. Application will be made to list the securities on Eurolist by Euronext Paris S.A. Their expected date of valuation is February 26, 2007 under *code valeur* number FR 0010429092. The principal amount of the notes will be announced in the BALO on February 12, 2007.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.3

Publications relating to the issuance of €489,000,000 in subordinated debt

Published in the BALO on February 12, 2007

Please see the attached English-language summary.

Exhibit 1.3

English summary from French

Crédit Agricole S.A. BALO Notice published February 12, 2007

Further to the notice dated February 2, 2007, this notice announces the issuance by Crédit Agricole S.A. of €489,000,000 aggregate principal amount subordinated debt (approved by the *AMF* with visa number 07-032 on January 30, 2007).

Exhibit 2.1A

Final Terms relating to the issuance of EUR 150,000,000 Floating Rate Notes due February 2009

February 14, 2007

Please see attached.

Final Terms dated 14 February 2007



Crédit Agricole S.A.

acting through its London branch
Euro 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 175
TRANCHE NO: 1
EUR 150,000,000 Floating Rate Notes due February 2009
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

J.P. Morgan Securities Ltd.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006, 10 July 2006, 26 September 2006, 28 November 2006 and 29 December 2006which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Issuer (www.credit-agricole-sa.fr) and on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A. acting through its London branch
2	(i) Series Number:	175
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount::	
	(i) Series:	EUR 150,000,000

	(ii) Tranche:	EUR 150,000,000
5	Issue Price:	100.00 per cent of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 100,000
7	(i) Issue Date :	16 February 2007
	(ii) Interest Commencement Date :	16 February 2007
8	Maturity Date:	16 February 2009 subject to adjustment in accordance with the Modified Following Business Day Convention
9	Interest Basis:	3 month EURIBOR Floating Rate (further particulars specified below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 16 May 2006
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	Interest will be paid quarterly in arrear. Each period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii) Specified Interest Payment Dates:	16 February, 16 May, 16 August and 16 November in each year from and including 16 May 2007
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	TARGET and London
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of	Not Applicable

Interest and Interest Amount(s) (if not the Calculation Agent):	
(vii) Screen Rate Determination:	
(Condition 5(b)(iii)(B))	
– Relevant Time:	11:00 a.m. London Time
– Interest Determination Date:	Two TARGET Business Days prior to the first day in each Interest Accrual Period
– Primary Source for Floating Rate:	Reuters screen page EURIBOR01
– Reference Banks (if Primary Source is "**Reference Banks**"):	Not Applicable
– Relevant Financial Centre:	Euro-zone
– Benchmark:	EURIBOR
– Representative Amount:	Not Applicable
– Effective Date:	Not Applicable
– Specified Duration:	Three (3) months
(viii) ISDA Determination:	Not Applicable
(ix) Margin(s):	Not Applicable
(x) Minimum Rate of Interest:	Not Applicable
(xi) Maximum Rate of Interest:	Not Applicable
(xii) Day Count Fraction: (Condition 5(h))	Actual/360, adjusted
(xiii) Rate Multiplier:	Not Applicable
(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	If the Benchmark does not appear on the Primary Source, the rate for that Interest Accrual Period will be determined as if the parties had specified "EUR-LIBOR-Reference-Banks" (as defined in the International Swaps and Derivatives (ISDA) 2000 Definitions) as the applicable Reference Rate. In the event that no such quotations are provided for as above, the Benchmark shall be determined by the Calculation Agent in it sole and absolute discretion taking into consideration all available information that in good faith it deems relevant.
17 **Zero Coupon Note Provisions**	Not Applicable

18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 100,000 per Note of EUR 100,000 specified denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes: New Global Note:	**Bearer Notes:** Yes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not applicable
26	Talons for future Coupons or	Not Applicable

	Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued outside France
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i) If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii) Date of Subscription Agreeement (if any):	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name of Dealer:	J.P. Morgan Securities Ltd.
35	Total commission and concession:	Not Applicable
36	Additional selling restrictions:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

Omar Ismael Aguirre
General Manager

PART B – Other Information

1. RISK FACTORS

Not Applicable

2. LISTING

(i) Listing:	Official list of the Luxembourg Stock Exchange
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 16 February 2007
(iii) Estimate of total expenses related to admission to trading:	EUR 1,390

3. RATINGS

The Notes to be issued have been rated:

S & P: AA-

Moody's: Aa2

Fitch: AA

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer:	As set out in the section headed "Use of Proceeds" in the Base Prospectus.
(ii) Estimated net proceeds:	EUR 150,000,000
(iii) Estimated total expenses:	As set out in paragraph 1(iii) of this Part B

6. OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem	Yes. Note that the designation "yes" simply means that the

eligibility	notes are intended upon issue to be deposited with Euroclear or Clearstream, Luxembourg as Common Safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
ISIN Code:	XS0286145437
Common Code:	028614543
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Sociétè Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1B

Final Terms relating to the issuance of EUR 85,000,000 Floating Rate Notes due February 2009

February 14, 2007

Please see attached.



CREDIT AGRICOLE S.A.

acting through its London branch

Euro 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 176
TRANCHE NO: 1
Issue of EUR 85,000,000 Floating Rate Notes due February 2009 (the "Notes")
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Barclays Capital

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006, 10 July 2006, 26 September 2006, 28 November 2006 and 29 December 2006 which, together, constitute a base prospectus (the "**Base Prospectus**") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus as so supplemented. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Issuer (www.credit-agricole-sa.fr), and on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A. acting through its London Branch
2	(i) Series Number:	176
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount of Notes admitted to trading:	EUR85,000,000
	(i) Series:	EUR85,000,000
	(ii) Tranche:	EUR85,000,000
5	Issue Price:	100.00 per cent of the Aggregate

		Nominal Amount
6	Specified Denomination(s):	EUR50,000
7	(i) Issue Date:	16 February 2007
	(ii) Interest Commencement Date	16 February 2007
8	Maturity Date:	16 February 2009
9	Interest Basis:	3 month -EURIBOR (further particulars specified in item 16 below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 16 May 2006
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	Interest will be paid quarterly in arrear
	(ii) Specified Interest Payment Dates:	16 February, 16 May, 16 August and 16 November in each year, commencing from and including 16 May 2007 up to and including the Maturity Date, each subject to adjustment in accordance with the Business Day Convention in item 16(iii) below
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	London and TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the	Not Applicable

		Calculation Agent):	
	(vii)	Screen Rate Determination (Condition 5(b)(iii)(B)) :	Applicable
		Relevant Time:	11.00 a.m. (local time in London)
		Interest Determination Date:	Two TARGET Business Days in London before each Interest Period
		Primary Source for Floating Rate:	Reuters EURIBOR01
		Reference Banks (if Primary Source is "**Reference Banks**"):	Not Applicable
		Relevant Financial Centre:	Euro-zone
		Benchmark:	EURIBOR
		Representative Amount:	Not Applicable
		Effective Date:	Not Applicable
		Specified Duration:	Three (3) months
	(viii)	ISDA Determination:	Not Applicable
	(ix)	Margin(s):	Not Applicable
	(x)	Minimum Rate of Interest:	Not Applicable
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction:(Condition 5(h))	Actual/360 adjusted
	(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**		Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**		Not Applicable
19	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**	Not Applicable
21	**Redemption at the Option of**	Not Applicable

Noteholders

22	**Final Redemption Amount of each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
	In cases where the Final Redemption Amount is Index-Linked or other variable-linked:	Not Applicable
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:**
	New Global Note:	Yes
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to	Not Applicable

pay:

28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:		Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
30	Consolidation provisions:		Not Applicable
31	Applicable tax regime:		Conditions 8(b) and 8(c) apply and the Notes are issued outside France
32	Other final terms:		Not Applicable

DISTRIBUTION

33	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name and address of Dealer:		Barclays Bank PLC 5 the North Colonnade Canary Wharf London E14 4BB United Kingdom
35	Total commission and concession:		Not applicable
36	Additional selling restrictions:		Not Applicable

37

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 RISK FACTORS — Not Applicable

2 LISTING — Applicable

(i) Listing:	Luxembourg
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 16 February 2007
(iii) Estimate of total expenses related to admission to trading:	EUR1,030
(iv) Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not Applicable

3 RATINGS

Ratings:	The Notes to be issued have been rated: S & P: AA- Moody's: Aa2 Fitch: AA

4 NOTIFICATION — Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE SSUE

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii) Estimated net proceeds:	EUR ~~50~~85,000,000
(iii) Estimated total expenses:	Not Applicable

7 OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the notes are intended

upon issue to be deposited with Euroclear or Clearstream, Luxembourg as Common Safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.

ISIN Code:	XS0286282263
Common Code:	028628226
Depositaries:	
(i) Euroclear France to act as Central Depositary	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1C

Final Terms relating to the issuance of EUR 240,000,000 Floating Rate Notes due August 2008

February 19, 2007

Please see attached.

Final Terms dated 19 February 2007



Crédit Agricole S.A.
acting through its London branch
Euro 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 177
TRANCHE NO: 1
EUR 240,000,000 Floating Rate Notes due August 2008
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Lehman Brothers International (Europe)

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006, 10 July 2006, 26 September 2006, 28 November 2006 and 29 December 2006 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Issuer (www.credit-agricole-sa.fr) and on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A.acting through its London branch
2	(i) Series Number:	177
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount::	
(i)	Series:	EUR 240,000,000
(ii)	Tranche:	EUR 240,000,000
5	Issue Price:	100.00 per cent of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 100,000

7	(i) Issue Date :	21 February 2007
	(ii) Interest Commencement Date :	21 February 2007
8	Maturity Date:	Interest Payment Date falling on or nearest to 21 August 2008
9	Interest Basis:	3-month Euribor minus – 0.02% Floating Rate (further particulars specified below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 16 May 2006
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	Interest will be paid quarterly in arrear. Each period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	21 February, 21 May, 21 August and 21 November, from and including 21 May 2007 up to and including the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	TARGET and London
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the	Not Applicable

	Calculation Agent):	
(vii)	Screen Rate Determination:	Applicable
	(Condition 5(b)(iii)(B))	
	– Relevant Time:	11:00 a.m. (Brussels time)
	– Interest Determination Date:	Two TARGET Business Days prior to the first day of each Interest Period
	– Primary Source for Floating Rate:	Reuters EURIBOR01
	– Reference Banks (if Primary Source is "**Reference Banks**"):	Not Applicable
	– Relevant Financial Centre:	Euro-zone
	– Benchmark:	Euribor
	– Representative Amount:	Not Applicable
	– Effective Date:	Not Applicable
	– Specified Duration:	Three (3) months
(viii)	ISDA Determination:	Not Applicable
(ix)	Margin(s):	Minus - 0.02 per cent per annum
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction: (Condition 5(h))	Actual/360
(xiii)	Rate Multiplier:	Not Applicable
(ix)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 100,000 per Note of EUR 100,000 specified denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	EUR 100,000 per Note of EUR 100,000 specified denomination
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes: New Global Note:	**Bearer Notes:** Yes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and	Not Applicable

	date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued outside France
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i) If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii) Date of Subscription Agreeement (if any):	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name of Dealer:	Lehman Brothers International (Europe)
35	Total commission and concession:	Not Applicable
36	Additional selling restrictions:	Not Applicable

POST ISSUANCE INFORMATION

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by:

Omar Ismael Aguirre
General Manager

PART B – Other Information

1.	**RISK FACTORS**	Not Applicable
2.	**LISTING**	
	(i) Listing:	Luxembourg
	(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 21 February 2007.
	(iii) Estimate of total expenses related to admission to trading:	EUR 1,720
3.	**RATINGS**	
		The Notes to be issued have been rated: S & P: AA- Moody's: Aa2 Fitch: AA

4. NOTIFICATION

Not Applicable

5. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer:	As set out in the section headed "Use of Proceeds" in the Base Prospectus.
(ii) Estimated net proceeds:	EUR 240,000,000
(iii) Estimated total expenses:	As set out in paragraph 2(iii) of this Part B

7. OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with Euroclear or Clearstream, Luxembourg as Common Safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction

	of the Eurosystem eligibility criteria
ISIN Code:	XS0287199656
Common Code:	028719965
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1D

Final Terms relating to the issuance of JPY 19,650,000,000 0.01 per cent Notes due February 23, 2009

February 20, 2007

Please see attached.

Final Terms dated 20 February 2007



Crédit Agricole S.A.
acting through its London branch
Euro 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 178
TRANCHE NO: 1
JPY 19,650,000,000 0.01 per cent. Notes due 23 February 2009
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Daiwa Securities SMBC Europe

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006, 10 July 2006, 26 September 2006, 28 November 2006, and 29 December 2006 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Issuer (www.credit-agricole-sa.fr) and on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A. acting through its London branch
2	(i)	Series Number:	178
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Japanese Yen ("JPY")
4	Aggregate Nominal Amount:		

	(i) Series:	JPY 19,650,000,000
	(ii) Tranche:	JPY 19,650,000,000
5	Issue Price:	98.2188 per cent of the Aggregate Nominal Amount
6	Specified Denominations:	JPY 10,000,000
7	Issue Date:	22 February 2007
8	Maturity Date:	23 February 2009
9	Interest Basis:	0.01 per cent. Fixed Rate (further particulars specified below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitutes *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 16 May 2006
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	0.01 per cent. per annum payable semi-annually in arrear
	(ii) Specified Interest Payment Date(s):	23 February and 23 August in each year, adjusted in accordance with the Modified Following Business Day Convention for which the Business Centres shall be London, New York, TARGET and Tokyo
	(iii) Fixed Coupon Amount(s):	JPY 500 per JPY 10,000,000 in Nominal Amount
	(iv) Broken Amount(s):	JPY 502 per JPY 10,000,000 in Nominal Amount payable on 23 August 2007
	(v) Day Count Fraction:	30/360
	(vi) Determination Dates:	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16	**Floating Rate Note Provisions**	Not Applicable

17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	JPY 10,000,000 per Note of JPY 10,000,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	JPY 10,000,000 per Note of JPY 10,000,000 Specified Denomination
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption:	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes**
	New Global Note:	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	London, New York, TARGET and Tokyo
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i)	If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii)	Date of Subscription Agreement (if any)	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
34		If non-syndicated, name of Dealer:	Daiwa Securities SMBC Europe Limited
35		Total commission and concession:	Not Applicable
36		Additional selling restrictions:	Not Applicable

POST ISSUANCE INFORMATION

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

Duly represented by:

Omar Ismael Aguirre
General Manager

PART B – OTHER INFORMATION

1 RISK FACTORS

See "Risk Factors" in the Base Prospectus

2 LISTING

(i)	Listing:	Official list of the Luxembourg Stock Exchange
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on 22 February, 2007 with effect from 22 February, 2007
(iii)	Estimate of total expenses related to admission to trading:	EUR 2,285

3 RATINGS

Ratings: The Notes to be issued have been rated:

S&P: AA-

Moody's: Aa2

Fitch: AA

4 NOTIFICATION

Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	See "Use of Proceeds" in the Base Prospectus
(ii)	Estimated net proceeds:	JPY 19,300,000,000
(iii)	Estimated total expenses:	As set out in paragraph 2(iii) of this Part B

7 Fixed Rate Notes only – YIELD

Indication of yield: 0.910 per cent. Semi-annually

The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

8 OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility :	No
ISIN Code:	XS0287903685
Common Code:	028790368
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1E

Final Terms relating to the issuance of EUR 100,000,000 Floating Rate Notes due August 2008

February 23, 2007

Please see attached.

Final Terms dated 23 February 2007



Crédit Agricole S.A.
acting through its London branch
Euro 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 179
TRANCHE NO: 1
Issuer of EUR 100,000,000 Floating Rate Notes due August 2008 (the "Notes")
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Banc of America Securities Limited

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006, 10 July 2006, 26 September 2006, 28 November 2006 and 29 December 2006 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Issuer (www.credit-agricole-sa.fr) and on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A.acting through its London branch
2	(i) Series Number:	**179**
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")

4	Aggregate Nominal Amount::		
	(i)	Series:	EUR100,000,000
	(ii)	Tranche:	EUR100,000,000
5	Issue Price:		100.00 per cent of the Aggregate Nominal Amount
6	Specified Denominations:		EUR50,000
7	(i)	Issue Date :	28 February 2007
	(ii)	Interest Commencement Date :	28 February 2007
8	Maturity Date:		Interest Payment Date falling in or nearest to 28 August 2008
9	Interest Basis:		3 Month – EURIBOR (further particulars specified in item 16 below)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	(i) Status of the Notes:		Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 16 May 2006
14	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**		Not Applicable
16	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	Interest will be paid quarterly in arrear
	(ii)	Specified Interest Payment Dates:	28 February, 28 May, 28 August and 28 November in each year, commencing from and including 28 May 2007 up to and including the Maturity Date, each subject to adjustment in accordance with the Business Day Convention in item 16(iii) below
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s):	London and TARGET
	(v)	Manner in which the Rate(s) of Interest are to be determined:	Screen Rate Determination
	(vi)	Party responsible for	Not Applicable

calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	
(vii) Screen Rate Determination:	Applicable
(Condition 5(b)(iii)(B))	
– Relevant Time:	11.00 a.m. (Brussels time)
– Interest Determination Date:	*Two TARGET Business Days in London prior to each Interest Payment Date*
– Primary Source for Floating Rate:	*Reuters EURIBOR01*
– Reference Banks (if Primary Source is "**Reference Banks**"):	Not Applicable
– Relevant Financial Centre:	*Euro-zone*
– Benchmark:	*EURIBOR*
– Representative Amount:	Not Applicable
– Effective Date:	Not Applicable
– Specified Duration:	*Three (3) months*
(viii) ISDA Determination:	Not Applicable
(ix) Margin(s):	- 0.03 per cent per annum
(x) Minimum Rate of Interest:	Not Applicable
(xi) Maximum Rate of Interest:	Not Applicable
(xii) Day Count Fraction: (Condition 5(h))	Actual/360, adjusted
(xiii) Rate Multiplier:	Not Applicable
(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17 **Zero Coupon Note Provisions**	Not Applicable

18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions****	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR50,000 per Note of EUR50,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes: New Global Note:	**Bearer Notes:** Yes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other	Not Applicable

	special provisions relating to Payment Dates:	
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued outside France
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i) If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii) Date of Subscription Agreement (if any):	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name of Dealer:	Banc of America Securities Limited
35	Total commission and concession:	Not Applicable
36	Additional selling restrictions:	Not Applicable

POST ISSUANCE INFORMATION

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: ______________________

Omar Ismael Aguirre
General Manager

PART B – Other Information

1.	**RISK FACTORS**	Not Applicable
2.	**LISTING**	
	(i) Listing:	Official list of the Luxembourg Stock Exchange
	(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 28 February 2007
	(iii) Estimate of total expenses related to admission to trading:	EUR 3,000
3.	**RATINGS**	
	Ratings:	The Notes to be issued have been rated: S & P: AA Moody's: Aa2 Fitch: AA
4.	**NOTIFICATION**	Not Applicable

5. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii) Estimated net proceeds:	EUR100,000,000
(iii) Estimated total expenses:	As set out in paragraph 2(iii) of this Part B

7. OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility[1]	Yes. Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with Euroclear Bank or Clearstream Banking as Common Safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
ISIN Code:	XS0289010208
Common Code:	028901020
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

---

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1F

Final Terms relating to the issuance of EUR 100,000,000 Floating Rate Notes due August 2008, dated February 23, 2007, amended and restated on February 28, 2007, to correct and error in the definition of the Interest Determination Date

February 23, 2007

Please see attached.

Final Terms dated 23 February 2007
(amended and restated on 28 February 2007 to correct an error in the definition of the Interest Determination Date)



Crédit Agricole S.A.

acting through its London branch
Euro 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 179
TRANCHE NO: 1
Issuer of EUR 100,000,000 Floating Rate Notes due August 2008 (the "Notes")
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Banc of America Securities Limited

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006, 10 July 2006, 26 September 2006, 28 November 2006 and 29 December 2006 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Issuer (www.credit-agricole-sa.fr) and on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A.acting through its London branch
2	(i) Series Number:	**179**
	(ii) Tranche Number:	1

3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount::	
	(i) Series:	EUR100,000,000
	(ii) Tranche:	EUR100,000,000
5	Issue Price:	100.00 per cent of the Aggregate Nominal Amount
6	Specified Denominations:	EUR50,000
7	(i) Issue Date :	28 February 2007
	(ii) Interest Commencement Date :	28 February 2007
8	Maturity Date:	Interest Payment Date falling in or nearest to 28 August 2008
9	Interest Basis:	3 Month – EURIBOR (further particulars specified in item 16 below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 16 May 2006
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	Interest will be paid quarterly in arrear
	(ii) Specified Interest Payment Dates:	28 February, 28 May, 28 August and 28 November in each year, commencing from and including 28 May 2007 up to and including the Maturity Date, each subject to adjustment in accordance with the Business Day Convention in item 16(iii) below
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	London and TARGET

(v) Manner in which the Rate(s) of Interest are to be determined:	Screen Rate Determination
(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(vii) Screen Rate Determination:	Applicable
(Condition 5(b)(iii)(B))	
– Relevant Time:	11.00 a.m. (Brussels time)
– Interest Determination Date:	*Two TARGET Business Days prior to the first day of each Interest Period*
– Primary Source for Floating Rate:	*Reuters EURIBOR01*
– Reference Banks (if Primary Source is "**Reference Banks**"):	Not Applicable
– Relevant Financial Centre:	*Euro-zone*
– Benchmark:	*EURIBOR*
– Representative Amount:	Not Applicable
– Effective Date:	Not Applicable
– Specified Duration:	*Three (3) months*
(viii) ISDA Determination:	Not Applicable
(ix) Margin(s):	- 0.03 per cent per annum
(x) Minimum Rate of Interest:	Not Applicable
(xi) Maximum Rate of Interest:	Not Applicable
(xii) Day Count Fraction: (Condition 5(h))	Actual/360, adjusted
(xiii) Rate Multiplier:	Not Applicable
(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate	Not Applicable

	Notes, if different from those set out in the Conditions:	
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR50,000 per Note of EUR50,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes: New Global Note:	**Bearer Notes:** Yes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued outside France
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i) If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii) Date of Subscription Agreement (if any):	Not Applicable

	(iii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name of Dealer:	Banc of America Securities Limited
35	Total commission and concession:	Not Applicable
36	Additional selling restrictions:	Not Applicable

POST ISSUANCE INFORMATION

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by:

Omar Ismael Aguirre
General Manager

PART B – Other Information

1. RISK FACTORS Not Applicable

2. LISTING

(i) Listing:	Official list of the Luxembourg Stock Exchange
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 28 February 2007
(iii) Estimate of total expenses related to admission to trading:	EUR 3,000

3. RATINGS

Ratings:

The Notes to be issued have been rated:

S & P: AA

Moody's: Aa2

Fitch: AA

4. NOTIFICATION Not Applicable

5. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii) Estimated net proceeds:	EUR100,000,000

(iii) Estimated total expenses: As set out in paragraph 2(iii) of this Part B

7. OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility[1]	Yes. Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with Euroclear Bank or Clearstream Banking as Common Safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
ISIN Code:	XS0289010208
Common Code:	028901020
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1G

Final Terms relating to the issuance of EUR 300,000,000 Floating Rate Notes due September 2008

February 27, 2007

Please see attached.

Final Terms dated 27 February 2007

Crédit Agricole S.A.

acting through its London branch

Euro 40,000,000,000

Euro Medium Term Note Programme

SERIES NO: 180

TRANCHE NO: 1

Issue of EUR 300,000,000 Floating Rate Notes due September 2008 (the "Notes")

Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Goldman Sachs International

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006, 10 July 2006, 26 September 2006, 28 November 2006 and 29 December 2006 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Issuer (www.credit-agricole-sa.fr), on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A. acting through its London branch
2	(i) Series Number:	**180**
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("**EUR**")
4	Aggregate Nominal Amount::	
	(i) Series:	EUR 300,000,000
	(ii) Tranche:	EUR 300,000,000
5	Issue Price:	100.00 per cent of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 50,000
7	(i) Issue Date :	1 March 2007

	(ii) Interest Commencement Date :	1 March 2007
8	Maturity Date:	Interest Payment Date falling in or nearest to 1 September 2008
9	Interest Basis:	3 month EUR-EURIBOR – 2bps (further particulars specified below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolutions of the Board of Directors of the Issuer dated 1 May 2006
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	Interest Periods shall be the period from and including the Interest Commencement Date to but excluding the first Specified Interest Payment Date, and each subsequent period from and including a Specified Interest Payment Date to but excluding the next Specified Interest Payment Date. Each Interest Period shall be adjusted with respect to the accrual of interest in accordance with the Business Day Convention.
	(ii) Specified Interest Payment Dates:	Specified Interest Payment Dates shall be 1 June, 1 September, 1 December, and 1 March in each year from and including 1 June 2007 to and including the Maturity Date.
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	TARGET Settlement Day (as defined below)
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest	Goldman Sachs International

Amount(s) (if not the Calculation Agent):	
(vii) Screen Rate Determination:	ISDA Determination
(viii) ISDA Determination:	
– Floating Rate Option:	EUR-EURIBOR-Reuters Where, **"EUR-EURIBOR-Reuters"** means that the rate for a Reset Date will be the rate for deposits in EUR for a period of the Designated Maturity which appears on the Reuters Screen EURIBOR01 Page as of 11:00 a.m., Brussels time, on the day that is two TARGET Settlement Days preceding that Reset Date. **"Reuters Screen"** means the display page so designated on Reuters service (or such other page as may replace that page on that service, or such other service as may be nominated as the information vendor, for the purpose of displaying rates or prices comparable to that Floating Rate Option).
– Designated Maturity:	3 month
– Reset Date:	The first day of each Interest Period
- ISDA Definitions (if different from those set out in the Conditions):	Not Applicable
(ix) Margin(s):	-0.02 per cent per annum
(x) Minimum Rate of Interest:	Not Applicable
(xi) Maximum Rate of Interest:	Not Applicable
(xii) Day Count Fraction: (Condition 5(h))	Actual/360
(xiii) Rate Multiplier:	Not Applicable
(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	If such rate does not appear on the Reuters Screen, the rate for that Reset Date will be determined on the basis of the rates at which deposits in EUR are offered by the Reference Banks at approximately 11:00 a.m., Brussels time, on the day that is two TARGET Settlement Days preceding that Reset Date to prime banks in the Euro-zone interbank market for a period of the Designated Maturity commencing on that Reset Date and in a Representative Amount assuming an Actual/360 day count basis. The Calculation Agent will request the principal Euro-zone office of each of the Reference Banks to provide

a quotation of its rate. If at least two quotations are provided, the rate for that Reset Date will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for that Reset Date will be the arithmetic mean of the rates quoted by major banks in the Euro-zone, selected by the Calculation Agent, at approximately 11:00 a.m., Brussels time, on that Reset Date for loans in euros to leading European banks for a period of the Designated Maturity commencing on that Reset Date and in a Representative Amount.

Where,

"TARGET Settlement Day" means any day on which TARGET (the Trans-European Automated Real-time Gross settlement Express Transfer system) is open.

"Reference Banks" shall mean five leading dealers selected by the Calculation Agent.

"Representative Amount" means an amount that is representative for a single transaction in the relevant market at the relevant time.

17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions****	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the	As set out in the Conditions

	method of calculating the same (if required or if different from that set out in the Conditions):	
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:**
	New Global Note:	Yes
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and	Not Applicable

reconventioning provisions:

30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued outside France.
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i) If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii) Date of Subscription Agreement (if any):	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name of Dealer:	Goldman Sachs International
35	Total commission and concession:	Not Applicable
36	Additional selling restrictions:	Not Applicable

POST ISSUANCE INFORMATION

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

Omar Ismael Aguirre
General Manager

PART B – Other Information

1. RISK FACTORS

Not Applicable

2. LISTING

(i) Listing:	Official list of the Luxembourg Stock Exchange
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 1 March 2007.
(iii) Estimate of total expenses related to admission to trading:	EUR 3000

3. RATINGS

Not Applicable

4. NOTIFICATION

Not Applicable

5. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii) Estimated net proceeds:	EUR 300,000,000
(iii) Estimated total expenses:	As set out in paragraph 2(iii) of this Part B

7. OPERATIONAL INFORMATION

Intended to be held in a manner Yes

which would allow Eurosystem eligibility:	Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with Euroclear Bank or Clearstream Banking as Common Safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
ISIN Code:	XS0289399064
Common Code:	028939906
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1

Press releases issued by Crédit Agricole

Through February 28, 2007

Please see attached.



CRÉDIT AGRICOLE S.A.

French société anonyme with an issued share capital of EUR 4,491,966,903
Registered office: 91-93 Boulevard Pasteur, 75015 Paris
784 608 416 R.C.S. Paris

Paris, February 1, 2007

PRESS RELEASE

Not for distribution in the United States, in Canada, in Japan or in Australia

Success of the EUR 4 billion capital increase

The EURO 4 billion capital increase with preferential subscription rights launched by Crédit Agricole S.A. on January 4, 2007, in order to finance its share of the acquisition price for Cassa di Risparmio di Parma e Piacenza, Banca Popolare FriulAdria as well as 202 branches of Banca Intesa was successfully subscribed.

In connection with this transaction, SAS Rue la Boétie, the majority shareholder of Crédit Agricole S.A. with 54.7% of the share capital thereof, had undertaken pursuant to its irrevocable rights to subscribe for, the shares issued in this capital increase, through the exercise of all of its preferential subscription rights and up to the number of shares which were not subscribed for, with and without irrevocable rights, by the other shareholders.
Notwithstanding the subscription made by SAS Rue la Boétie, the majority shareholder, pursuant to its irrevocable rights, the aggregate number of new shares subscribed for, both with and without irrevocable rights, amounted to 1.8 times the number of shares remaining to be subscribed for.

A total of 149 125 824 new shares were subscribed for with irrevocable rights, corresponding to 99,60% of the issue. 56 021 188 new shares were subscribed for without irrevocable rights; The latter subscriptions will, accordingly, be partially attributed, up to 606 406 new shares.

Following this capital increase through the issuance of 149 732 230 new shares, the total number of shares comprising the share capital of Crédit Agricole S.A. will be 1 647 054 531. The interest of SAS Rue La Boétie in the share capital of Crédit Agricole S.A. will be maintained at 54.7 %. Settlement, delivery and listing of the new shares on the Eurolist by Euronext Paris are scheduled to take place on February 6, 2007. The new shares will carry rights to dividends effective from January 1, 2006, and will be fully fungible with the existing shares.

Disclaimer

Not for distribution or release, directly or indirectly, in or into the United States, Canada, Australia or Japan.

This press release is not an offer to sell or a solicitation to purchase or subscribe for securities in the United States, Canada, Japan or Australia, and no offer or sale of securities is proposed in a jurisdiction where such offer or sale would be illegal. The shares and preferential subscription rights of CREDIT AGRICOLE S.A. mentioned in this press release may not be offered or sold in the United States (as defined by Regulation S of the US Securities Act of 1933, as amended) absent registration or an applicable exemption from the registration requirement under the US Securities Act of 1933, as amended. There will be no registration of the securities mentioned in this press release in the United States, and there will be no public offering of the securities in the United States.

*In the United-Kingdom, this press release is intended only for persons who (a) are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "**Order**") or (b) are "high net worth entities" or other persons falling within Article 49(2) (a) to (d) (high net worth companies, unincorporated associations, etc.) of the Order (hereinafter "**Qualified Persons**"). This press release is intended only for Qualified Persons and must not be used or relied upon by persons who are not Qualified Persons. Any person engaging in the distribution of this press release must ensure that such distribution does not violate any local laws or regulations.*


CRÉDIT
AGRICOLE

<u>Press release</u>

Crédit Agricole, first sponsor of the Château de Fontainebleau

Paris, 8 February 2007 — **Crédit Agricole has just signed a sponsorship agreement with the Ministry of Culture and Communication, under which it has undertaken to provide €1.4 million over three years to support the programme of activities at the Château de Fontainebleau.**

This huge programme, run by the Ministry of Culture and Communication, aims to enhance visitor use and enjoyment of this major French heritage site, which is also a UNESCO world heritage site.

Crédit Agricole's commitment, which runs from 2007 to 2009, covers selected projects in three main areas:

- restoration and re-opening of the Château's historical rooms
- encouraging educational and young people's visits
- creating on-site events, particularly the organisation of temporary exhibitions

In 2007, support from Crédit Agricole will enable the Château de Fontainebleau to carry out a major restoration programme in the Papal and Hunting apartments, to launch the first phase of restoration works on Napoleon III's private office and to create an education department.

This new partnership represents an extension of the Group's policy of supporting projects that protect our heritage. By choosing to support a building of national and international importance, it will highlight in both a symbolic and a concrete way the important work carried out by Crédit Agricole's *Pays de France* Foundation for nearly 30 years now. Through this foundation, Crédit Agricole has made a substantial investment in protecting and maintaining the architectural, artistic and natural heritage of the French regions and revitalising traditional crafts. This commitment, driven by the Group's desire to contribute to the economic and cultural strength of France's regions, has resulted in more than €20 million being spent to support over 800 projects.


Groupama


Emporiki Bank


CRÉDIT AGRICOLE S.A.

Press release

Groupama S.A., Emporiki Bank and Crédit Agricole S.A. in exclusive talks for the acquisition of Phoenix Metrolife

Paris, Athens 16 February 2007 - Groupama S.A., Emporiki Bank and Crédit Agricole S.A. announce that they have reached an agreement on a definitive list of key terms and conditions for the acquisition by Groupama International of 100% of the shares of Phoenix Metrolife, and are in exclusive negotiations to finalise such terms and conditions. The relevant agreements will be subject to the necessary authorizations required by law. When the relevant agreements are finalised, a further announcement will be made.

The contemplated transaction encompasses all the current operations of Phoenix Metrolife and foresees that Emporiki Bank and Phoenix will maintain a cooperation for the distribution of some non life insurance products.

Phoenix is one of the *leading* Greek insurance *companies*, (second largest insurer in non-life and eigth in life and savings in 2005). The company serves retail, small and mid-size corporates, as well as corporations for group life and investment contracts. Phoenix has a diversified national distribution platform consisting mainly of brokers, agents and direct distribution. In 2005, Phoenix generated premium revenues of 229 m€.

For Crédit Agricole S.A and Emporiki Bank, this transaction aims at focusing on the development of Life and Non Life bancassurance through the Emporiki banking network.

For Groupama, this acquisition reflects its strategic commitment to expand its international operations becoming a benchmark international player, especially in the markets of Southern Europe.

* * *

About Groupama
Groupama's action follows a strategic, recurring choice; that of long term, profitable growth.

In France, with its diversified, localised distribution networks, Groupama provides its members and clients—individuals, professionals, institutions and businesses—offerings that combine insurance, services, and banking products. As the foremost non-life insurer in France, Groupama is also present in the top tier of life and health insurance providers.

Internationally, Groupama is active in 8 countries, primarily in Europe. The Group is focussing its growth in businesses where it already has recognised expertise, particularly services for individuals, professionals, and small and medium size businesses and agriculture.

Groupama has a clear strategic focus and ambition: combine growth and profitability to increase the Group's value in order to rank amongst the top 10 European insurers.

About Emporiki bank
Emporiki Bank was established in 1907 and today is one of the largest commercial Greek banks. Crédit Agricole today holds approximately 72% of the Bank's share capital, with the remainder being held by more than 60,000 shareholders.

Emporiki Bank is active in the domestic and foreign capital and money markets, offering a comprehensive range of traditional and modern banking services and products that meet the savings, financing and investment needs of its customers. Emporiki Bank operates 376 branches in Greece, one branch in London, and a subsidiary bank in Cyprus. Emporiki is also developing its activities in the Balkan countries, more specifically in Albania, Bulgaria and Romania, through its subsidiary banks.

The Emporiki Bank group is one of the most dynamic Groups in the financial sector, and offers an extensive range of products and services, such as investment banking and leasing, factoring, insurance, bancassurance, asset management for institutional investors, mutual fund management, securities portfolio management, real estate development and management, and consumer credit. The Emporiki Bank Group employs approximately 7,500 persons.

About Crédit Agricole S.A.
Crédit Agricole, a unified and decentralised group.

Crédit Agricole is the largest banking organisation in France with a presence across the entire spectrum of banking and finance activities. It is the European leader in terms of domestic market position and ranks number two in Europe and number fifth in the world in terms of capital.

Crédit Agricole S.A. is responsible for ensuring a consistent development strategy and financial unity throughout the Crédit Agricole group. Crédit Agricole pursues a strategy of sustainable, profitable growth through a unified approach between the Regional Banks and the Group's specialist business line subsidiaries.

Press contacts

Groupama
Aneta Lazarevic - Tel: +33 1 44 56 74 38 / +33 6 87 81 11 31 - email: aneta.lazarevic@groupama.com

Emporiki bank
Christina Dimoudi - V+O Communications – Tel: +30 210 7249000 - email: cd@vando.gr

Crédit Agricole S.A.
Alain Berry - Tel: +33 1 43 23 59 44 - email: alain.berry@credit-agricole-sa.fr
Anne-Sophie Gentil - Tel: +33 1 43 23 37 51 - email: anne-sophie.gentil@credit-agricole-sa.fr


Eurofactor
GROUPE CRÉDIT AGRICOLE

Press release

Jeff Longhurst appointed CEO of Eurofactor Group's UK subsidiary

Issy les Moulineaux, 16 February 2007 — Jeff Longhurst has been appointed Chief Executive Officer of Eurofactor UK. Mr Longhurst has worked in the factoring industry since 1979, with the exception of a three-year period, and has served in a range of senior positions, including CEO, Chief Operating Officer and Marketing Director.

Mr Longhurst worked for Alex Lawrie Factors and Security Pacific Business Finance (Europe) and was CEO of Metropolitan Factors before setting up GLE Invoice Finance in 1997. This company was renamed Independent Growth Finance in 2001 and it acquired Dynamic Commercial Finance in 2004.

Jeff Longhurst graduated in law from Trinity Hall, University of Cambridge, and is currently Chairman of the Factors and Discounters Association, a UK-based trade association.

Eurofactor's UK subsidiary reported factored turnover of €2.7 billion in 2006, ranking it among the top ten factors in the country, and increased its profits by 8 per cent relative to 2005. Servicing companies of all sizes, Eurofactor UK offers a range of financing and receivables-based financial solutions that includes asset-based lending, securitisation servicing and European Pass®, a pan-European funding product. Eurofactor UK is a member of International Factors Group (IFG), the world's leading factoring association, and has regularly been acclaimed by its fellow-members for the quality of its services. Eurofactor UK was named Import Factor of the Year in 2003 and 2005.

About Eurofactor

Eurofactor, a subsidiary of Crédit Agricole, is France's leading factoring company and the foremost integrated factoring network in Europe. Eurofactor helps domestic and international companies to grow by providing receivables finance solutions that are tailored to their strategies and business sectors as well as to their size and the type of customers they deal with. In particular, it has developed a Europe-wide service called European Pass®.

Press contact

Nathalie Paquet, Eurofactor
T: +33 (0)1 43 23 72 72
M: nathalie.paquet@groupe-eurofactor.fr





Crédit Agricole to partner ScreenTonic in mobile telephony

The bank steps up its communication campaign to reach young professionals on the move

Paris, 22 February 2007 — Crédit Agricole is stepping up its mobile internet strategy to communicate more effectively with young professionals, who are major consumers of mobile services, and to expand its presence in this population.

ScreenTonic, Europe's leading mobile advertising company, and Crédit Agricole have teamed up to design and launch a mobile website aimed especially at the young working population. The site is being spotlighted through a large-scale mobile media plan backed by an SMS direct marketing campaign.

You can do much more than check your bank balance!
With the new site, young professionals can access comprehensive information about Crédit Agricole and its solutions, whenever and wherever, by navigating through its various sections:

- **Solutions Jeunes Actifs (Solutions for young professionals)**
  This section contains information about the bank's products and services. Each month, a special feature focuses on an offering that addresses the key concerns of young professionals on the move. And because Crédit Agricole places a premium on maintaining close daily links with customers, mobile internet users can sign up to receive personalised information directly from a banking advisor. They can also contact an adviser directly using the WAP-to-Call function.

- **Envie d'Agir: A helping hand with personal projects**
  This section showcases Envie d'Agir, a support programme developed by Crédit Agricole in collaboration with the Ministry of Youth, Sport and Non-Profit Organisations. The aim of Envie d'Agir is to encourage and help young people to get their personal projects off the ground. The programme provides needs-targeted assistance for youngsters seeking to take initiatives or engage with society. The support they receive depends on the type, scale and maturity of their project. Visitors to the Envie d'Agir section will also find videoclips and personal testimonies from people who have taken part in the programme.

- **Game**
  ScreenTonic has developed a game-based module to develop visitor loyalty on the Jeunes Actifs (young professionals) website. Each month, Crédit Agricole organises a quiz with attractive prizes, such as mobile phones (in February 2007) and tickets to the France/Austria soccer international on 28 March at the Stade de France in Paris. To win the prize of the moment, players have to answer a question relating to the world of banking.

- **Account management**
  The site provides a link to ca-mobile.com, the account management website for Crédit Agricole customers.

Large-scale mobile media plan to promote the site launch
A huge media offensive got underway at the end of January on the portals of France's mobile phone operators. During the month-long campaign, banners featuring Crédit Agricole's baseline - "*Une relation durable, ça change la vie*" - and infused with off-beat humour help to build a closer relationship with young professionals.

Other advertising campaigns will be organised to promote the site on a regular basis.

ScreenTonic has also organised a "WAP-Push" campaign targeted at more than 20,000 contacts to publicise the site more widely.

About ScreenTonic
ScreenTonic is the European leader in mobile advertising, selling and running the largest mobile advertising network available today. ScreenTonic offers a complete solution spanning from mobile media sales to ad management and ad serving technology. ScreenTonic's value proposition allows mobile portals to monetise their traffic in a new way and gives advertisers the means to communicate on mobile phones in a personalised and effective manner.
To deliver high-quality, cutting-edge solutions, ScreenTonic's team created STAMP, the first ad management and ad server platform fully dedicated to mobile internet. ScreenTonic's first mover experience, its unique positioning and extensive expertise are reinforced by its strong relationships with major mobile portals.
For more information, visit www.screentonic.com



Athens, 22 February 2007

ANNOUNCEMENT OF

Full year 2006 Emporiki Bank Consolidated results

HIGHLIGHTS

- ***Improvement of operating performance by 45.6% vs. last year: Profit before provisions, tax and one-off adjustments at €338.8 million, increased by €106.1 million vs. 2005***
- ***Major stage of integration of Emporiki into the Crédit Agricole Group through alignment of Emporiki's practices to those of Crédit Agricole group completed:*** *pre-tax, one-off adjustments of €386.5 million, in-line with the impact foreseen in the June 2006 acquisition plan*

  Note. The impact of the alignment is a non-recurring event, linked to the change in control and does not impact the consolidated income statement of Crédit Agricole S.A.

- ***After taking into account total provisioning charges and taxes (including a €54.5 million special tax charge related to the one-off taxation of non-taxed reserves) the net group result is losses of €234.7 million***

STATEMENTS BY PRESIDENT OF THE BOARD & THE CEO

Mr. Jean-Frederic de Leusse, Chairman of the Board of Directors of Emporiki Bank, in charge of International Development and member of the Executive Committee of Credit Agricole S.A. said "the systematic work which has been performed for the last months by Credit Agricole S.A and the continued efforts of restructuring and reorganizing have established new standards for Emporiki Bank. Today, Emporiki Bank, also because of its liaison with Credit Agricole S.A. and its updated provisioning policy, enjoys the highest credit rating among Greek banks, giving Emporiki Bank an important lead in the local banking sector. Additionally, Emporiki Bank's access to one of the largest international groups is another competitive advantage and a guarantee for a dynamic and rapid development, always aiming at an improved products and services offering for our clients".

Mr. Anthony Crontiras, CEO of Emporiki Bank stated: "Today's announcement of the annual 2006 results is a milestone towards the new era for Emporiki Bank, which is now building its future course on even more solid ground. The Bank enters 2007 with indications of a rebounding market share, having achieved much better operating results in comparison to previous years. With a new organization structure, a new management team and the completion by the end of March of our five-year business plan we are progressing systematically in transforming Emporiki Bank into a model commercial banking institution, innovative, competitive and focused in servicing the customer".

- ➡ The full year 2006 results announcement is available at www.emporiki.gr
- ➡ A press conference to discuss 2006 results is scheduled for the 8th of March, following announcement of Crédit Agricole Group 2006 results on March 7th
- ➡ Emporiki bank will present its 5-year business plan to the press representatives on April 27th
- ➡ Investor Inquiries:
Didier Reboul, CFO
+30 210 328 4677
reboul.d@emporiki.gr

  Press Inquiries:
V+O Communications (Christina Dimoudi)
+30 210 7249 000 (internal 241)
cd@vando.gr



ENHANCEMENT OF THE PERFORMANCE OF THE RETAIL FRANCHISE

Emporiki managed in the post-acquisition period to further develop its strong commercial presence in the area of Individuals, leading to a 45.6% growth of profit before provisions, tax and one-off adjustments, significantly underpinned by:

- Strong net interest income growth (+19.3%), as a function of its expanding net interest margin, solid volume growth and increased penetration of retail banking in its total loan portfolio
- Resilient penetration increase in consumer credit, expanding the market share (including Credicom) by 100 bps
- Firm presence in mortgages following some weakness in the 1Q06.

UPDATE ON THE INTEGRATION PROGRESS

Most of the relevant actions related with the integration of Emporiki into the Crédit Agricole Group have been completed, whereby the progress in the recent months has focused in the following key areas:

- **Establishing management control in Emporiki Bank**
  Following the appointment of Anthony Crontiras as CEO and Bruno Charrier as the Deputy CEO, senior appointments from the Greek market and the Crédit Agricole Group have significantly strengthened the management team of the bank. Emporiki has recently introduced a new organization structure aiming at ensuring enhanced effectiveness of its banking operations and achieving strong commercial orientation. The new scheme comprises of six General Divisions for Retail banking, Corporate & Investment banking, Financial & Banking operations, Co-ordination, Human resources and Risk management.

- **Progress in "Joining Forces"**
  This enterprise-wide program, comprising of 15 distinct initiatives in key areas, is ensuring that Emporiki's governance model and most of its key processes have been successfully aligned with Crédit Agricole's standards. The focus of the "Joining Forces" program is rebalanced towards the enhancement of the commercial activity and the improvement of the efficiency of Emporiki's platform.

- **Alignment of risk management and accounting principles**
  Following an in depth review of all Emporiki Group companies, which focused in credit portfolio, financial risk, tax and other contingencies and exposures, Emporiki introduced relevant steps to adjust risk management, accounting practices, provisioning policy and estimation methodologies to adapt Crédit Agricole's standards. This had an adverse pre-tax impact of €386.5 million on its 2006 year-end accounts, which is detailed as follows:

  - €299.4 million additional provisions for impairment losses on loans and advances
  - €59.5 million additional provisions for expected losses on wide variety of contingencies and exposures and for adjustments relating to the impairment of receivables
  - €27.6 million additional staff costs for applying Crédit Agricole's accounting principles relating mainly to the method for providing for employee benefits.

  The risk estimation and provisioning methodologies will continue to be refined and enhanced during 2007, taking into account further alignment with new international regulation and Credit Agricole's standards.

- **Consolidation with Crédit Agricole S.A.**
  As from 16 August 2006, Emporiki Bank is fully integrated in Crédit Agricole S.A. consolidated accounts. The adjustments by Emporiki arising from the alignment of the provisioning estimation methodologies and its accounting policies with Crédit Agricole have been treated by Crédit Agricole as having been effective as of the date of its acquisition of Emporiki. The impact of the alignment is a non-recurring event and does not impact the consolidated income statement of Crédit Agricole S.A.



DISPOSAL OF PHOENIX METROLIFE INSURANCE

On 16 February 2007, Emporiki announced that - along with Crédit Agricole - it is in exclusive negotiations with Groupama to dispose off 100% of Phoenix. Subject to reaching an agreement on specific terms and conditions, the transaction will include continuing with the existing bancassurance arrangement between Emporiki and Phoenix for the distribution of specific non life insurance products.

RESULTS 2006

Key figures *(€ m)*	**2006 reported**	**One off adjustments**	**2005 reported**	**Ch (%)**
Net banking income	**988.5**	**2.8**	**826.3**	**19.6**
Of which				
Net interest income	727.6		609.9	19.3
Fee and commission income	156.6		146.0	7.2
Other income	104.3	2.8	70.4	48.2
Operating expenses	**672.2**	**24.9**	**587.1**	**14.5**
Of which				
Staff expenses	427.9	21.7	370.2	15.6
Depreciation	37.5	3.2	35.2	6.7
Other operating expenses	206.8		181.7	13.8
Operating profit	**316.3**	**27.7**	**239.2**	**32.2**
Provisions	539.2	358.9	118.1	356.6
Earnings after tax & minority	**-234.7**	**291.5**	**76.0**	**-**
Earnings per share (EPS) (€)	-1.77		0.80	
Ratios				**Ch (bps)**
Cost to income	68.0%		71.0%	-300
Return on average assets (RoA)	-		0.39%	

In 2006 (FY06), the Group reported **losses** of €234.7 million after tax, compared to €76m profits attributable to shareholders a year earlier. Those losses include additional provisions, which resulted from a dedicated review to adapt Emporiki's risk management and accounting practices to Crédit Agricole's practices and estimation methodologies. On the operating side of the business, net banking income grew by 19.6% whilst operating expenses increased by 14.5%. However, adjusting for the non-recurrent items, the corresponding percentages become 20% and 10.3% respectively.

Net banking income: €988.5 million, +19.6%

- **Net interest income** was €727.6 million, up by a strong 19.3%, with net interest margin expanding to 3.40% vs. 3.15% in the respective period last year. This growth reflects the widening of the liability spreads and the increasing penetration of retail banking to the total loan portfolio.
- **Net fee and commission income** increased by 7.2% to €156.6 million driven mainly by fees related to new loan disbursements and brokerage.
- **Net income from insurance operations** at €19.8 million increased by 17.2% over the respective period last year. This increase is mainly attributed to the containment of insurance claims at Phoenix and the progress of implementing a bancassurance concept by Emporiki Life, a joint venture of Emporiki and Predica, which distributed more than 12,000 contracts through the branch network in 2006.



- **Income from financial transactions** declined by 33.4% to €9 million in 2006 and **income from investment securities** amounted to €38.3 million, significantly higher than last year (€7.1 million), mainly as a result of the disposal of venture capital participations and some further unwinding in the available for sale portfolio.
- **Other operating income** increased by 1.9% mainly driven by the disposal of foreclosed property collaterals.

Operating expenses rose by 14.5%, providing an improvement of the efficiency ratio (operating expenses to operating income) to 68% in 2006 from 71% in 2005. Adjusting, however, for the non-recurrent items, the cost to income ratio improves further to 65.3%.

- **Employee costs** increased by 15.6%, driven by an extraordinary €21.7 million charge for applying Crédit Agricole's accounting principles relating to the method for providing for employee benefits. Furthermore, a €7.6 million charge refers to the decision of the arbitrator (OMED) between Emporiki and its trade union; as the parties could not conclude a company-wide salary agreement for the period 2005/06, they referred the subject to arbitration. Out of this €7.6 million charge €1.3 million refers to 2005. Group personnel stood at 7,611 people as at 31 December 2006 (46 less compared to FY05) that includes 133 net additions over 2005 for the staffing of 16 new branches opened in the Balkans.
- **Other operating expenses** increased by 13.8% in 2006 primarily reflecting the growth of production related cost and some acquisition-related expenses.

Provisions amounted to €539.2 million affected mainly by the additional loan loss impairment (€299.4 million) and extra provisions for expected losses on litigation cases and for adjustments relating to the impairment of receivables (€59.5 million).

Taxes stood at €7.5 million and include a €54.5 million one-off charge, which relates to the new Law 3513/05.12.2006 on the taxation of non-taxed reserves of banks.

2006 BALANCE SHEET DETAILS

Total loans of the Bank increased to €17.2 billion as of 31 December 2006 vs. €15.4 billion over the respective date last year, registering an 11.8% increase. Mortgage and consumer loans represent 44.1% of the loan portfolio vs. 38.6% last year.

In 2006 the annual growth rate of **mortgage loans** of the Bank stood at 29.6% resulting in outstanding balances of €5.4 billion. New mortgage loan disbursements stood at €2 billion, significantly increased (+60.1%) over the respective period last year, resulting to an enhanced competitive position (9.4% market share per November). In **consumer finance** annual growth rate stood at 22.9% with new disbursements (€903.3 million) significantly increased (+35%) over 2005, driving total outstanding balances to €2.2 billion. Credicom continued its notable growth with balances standing at €621.8 million at 31 December 2006, with an additional €335 millions of loans balances since December 2005. Considering Credicom and branch network originated consumer finance balances Emporiki further enhanced its market share in consumer finance to 9.7% (per November).

Loans to **SMEs** increased by 9.9% year-on-year, with balances standing at €5.1 billion. Based on the "Easy Business" offering, the Bank has managed to attract more than 7,000 new clients in 2006.

Deposits of the Bank increased to €16.2 billion, up 10.3% compared to last year, firming Emporiki's market share at 8.7% (per November). Time deposits increased by 36.2%, while sight deposits dropped by 7.6% and savings deposits decreased by 2.7%. Total mutual funds under management stood at €1.5 billion, lower than the FY05 levels, whereby the decrease reflects slowed down activity in money market funds.



Non-performing loans stood at parent level at 5.9% of total loans with accumulated provisions at €1,074.9 million representing 104.9% of non-performing loans.

Equity stood at €846.5 million. In December 2006 Emporiki entered into a €170 million lower Tier I and a €200 million lower Tier II loan agreement with Crédit Agricole to enhance its regulatory capital; at year end its Tier I ratio is estimated at 7.6% and its total capital adequacy ratio is estimated at 9.1%.



Emporiki Bank Group			
Profit & Loss Account			
(in € m)	**FY06**	**FY05**	**Δ (%)**
Net interest income	727.6	609.9	19.3
Net fee & commission income	156.6	146.0	7.2
Dividend income	7.5	3.7	104.7
Net trading income	9.0	13.6	-33.4
Net gains from investment securities	38.3	7.1	439.4
Net income from insurance operations	19.8	16.9	17.2
Other operating income	29.6	29.0	1.9
Operating income	**988.5**	**826.3**	**19.6**
Staff expenses	427.9	370.2	15.6
Other operating expenses	206.8	181.7	13.8
Depreciation	37.5	35.2	6.7
Operating expenses	**672.2**	**587.1**	**14.5**
Provisions	539.2	118.1	356.6
Profit/loss of associates	-5.1	-6.6	-
EBT	**-228.1**	**114.6**	-
Tax	7.5	40.9	-
Profit to minorities	0.9	2.3	-
EAT	**-234.7**	**76.0**	-
EPS	**-1.77**	**0.80**	-

Loans of Emporiki Bank (parent data)						**Change**	
	31.12.06	**30.09.06**	**30.06.06**	**31.03.06**	**31.12.05**	**FY06/ FY05**	**FY06/ 9M06**
Business sector	9,063	9,472	9,681	9,166	8,923	1.6%	-4.3%
- of which SMEs	*5,074*	*4,992*	*5,006*	*4,816*	*4,618*	9.9%	1.6%
Consumer loans	2,151	2,082	2,034	1,889	1,750	22.9%	3.3%
Mortgages	5,446	4,980	4,737	4,396	4,201	29.6%	9.4%
Public entities	404	416	282	304	348	16.1%	-2.8%
Other loans	169	151	128	222	189	-10.6%	12.1%
Total	**17,233**	**17,101**	**16,861**	**15,976**	**15,411**	**11.8%**	**0.8%**

SME: Small Medium Enterprises

Deposits of Emporiki Bank (parent data)						**Change**	
(EUR million)	**31.12.06**	**30.09.06**	**30.06.06**	**31.03.06**	**31.12.05**	**FY06/ FY05**	**FY06/ 9M06**
Sight	2,114	2,047	2,007	1,847	2,288	-7.6%	3.3%
Savings	7,026	7,003	7,050	6,931	7,218	-2.7%	0.3%
Time and other	7,108	6,666	6,068	6,049	5,231	36.2%	6.6%
Total	**16,248**	**15,716**	**15,125**	**14,828**	**14,737**	**10.3%**	**3.4%**


CRÉDIT
AGRICOLE


LCL
LE CRÉDIT LYONNAIS

Press release

Crédit Agricole Group and LCL named "Distinguished Cultural Patrons"

"Crédit Agricole is rooted in the land and has always had a close relationship with the different regions of France. So we consider that we have a responsibility for their development and their future. That is why we make every effort to help them preserve and enhance all their assets. This is our guiding principle when we contribute to their social and economic development. This is also what guides our efforts to develop their cultural and artistic heritage".

Paris, 23 February 2007 — Crédit Agricole S.A. Chairman René Carron spoke these words on accepting the Distinguished Cultural Patron medal on behalf of the Crédit Agricole Group from Renaud Donnedieu de Vabre, Minister for Culture and Communication.

The medal was awarded in recognition of the Crédit Agricole Group's entire cultural sponsorship programme. It was presented on 8 February at the signing of a corporate funding agreement between Crédit Agricole and the Ministry for Culture and Communication aimed at restarting cultural activities at the Château de Fontainebleau.

Several days later, Christian Duvillet, Chief Executive of LCL, a subsidiary of Crédit Agricole S.A., also received a Distinguished Cultural Patron medal from Minister Donnedieu de Vabre for sponsoring the Louvre Museum website since 2002. Thanks to the substantial financial support it provided as one of a group of sponsors, LCL contributed to the creation in June 2005 of the museum's new site, www.louvre.fr. Visitors can use this unique cultural and informational tool to view and admire 35,000 paintings and 140,000 drawings. In 2006, a total of 9.6 million people from all over the world logged onto www.louvre.fr.

These awards shine the spotlight on the Crédit Agricole Group's determination to bring art and culture within easy reach of the widest possible audience. The reopening of the historic apartments of the Château de Fontainebleau, closed for the past few decades, and the revamping of the Louvre website are projects that allow greatest number of people to gain access to these exceptional cultural venues.

Each year the Group allocates more than €8 million to cultural projects in fields as varied as music and the living arts, as well as to museums, art galleries and France's national heritage as a whole.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.2A

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

February 8, 2007

Please see attached English language translation.

Exhibit 3.2A

English translation from French

Crédit Agricole S.A. AMF Notice published February 8, 2007

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES BETWEEN 04/03/2006 AND 04/10/2006

date of transaction	number of shares	weighted average price	amount
sale on 04/01/2007	35,000	32.03	1,121,050.00
sale on 05/01/2007	33,000	31.88	1,052,040.00
sale on 08/01/2007	24,000	31.64	759,360.00
sale on 09/01/2007	33,000	31.91	1,053,030.00
sale on 10/01/2007	30,000	31.86	955,800.00
sale on 11/01/2007	83,800	32.44	2,718,472.00
	238,800	**32.08**	**7,659,752.00**


END